Exhibit 99.1

TeliaSonera: Invitation to TeliaSonera's Analyst Conference Call for
the Interim Report April-June 2006 on July 28 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--July 21, 2006--TeliaSonera's (STO:TLSN) (HEX:TLS1V) interim report April-June, 2006 will be announced on Friday, July 28, 2006.

Mr Anders Igel, President and CEO of TeliaSonera AB and Mr Kim Ignatius, Executive Vice President and CFO of TeliaSonera AB, will be holding a teleconference later that day to review the results. You are cordially invited to participate in this conference.

Date: July 28, 2006

Time: 14.00 hours - (Stockholm time)
15.00 hours - (Helsinki time)
13.00 hours - (London time)
08.00 hours - (New York time)

Slide presentation: A slide presentation will be available on July 28 on TeliaSonera's web site: http://www.teliasonera.com/ir.

Dial-in information: To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call.

Dial-in number: (0) 20 7162 0025

Participants should quote: TeliaSonera
You can also listen to the conference live on our web site.
Replay number until August 4, 2006: (0) 20 7031 4064
Access code: 714052

Best regards,
Martti Yrjo-Koskinen, Head of Investor Relations, TeliaSonera AB
Phone: 8 504 551 13

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera
Press Office, (0)8-713 58 30